Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004



BEAU YANOSHIK
202.739.5676
BYANOSHIK@MORGANLEWIS.COM







VIA EDGAR

June 10, 2011

Dominic Minore, Esq.
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re: The Advisors' Inner Circle Fund (File Nos. 033-42484 and 811-06400) (the "Registrant"); Post-Effective Amendment No. 130 to the Registrant's Registration Statement on Form N-1A ("Amendment No. 130")

Dear Mr. Minore:

This letter responds to comments on Amendment No. 130, which you provided in a telephonic discussion with Abby Bertumen and me on Wednesday, March 2, 2011. Amendment No. 130 was filed with the Securities and Exchange Commission (the "Commission") on January 10, 2011 pursuant to Rule 485(a)(2) under the Securities Act of 1933 for the purpose of adding the WHG SMidCap Plus Fund (the "Fund"), a new series of the Registrant.

Summaries of the Staff's comments and our responses thereto on behalf of the Registrant are provided below. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 130.

PROSPECTUS
----------

1.       COMMENT:   Please confirm if the Fund expects to incur "interest
                    expenses" during the first year of operation. If so, please confirm such interest expenses will be reflected in "Total
                    Annual Fund Operating Expenses after Fee Reductions and/or
                    Expense Reimbursements" in the fee table, per the exclusion to the expense limitation arrangement disclosed in footnote
                    2.



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Dominic Minore, Esq.
June 10, 2011
Page 2


         RESPONSE:  It has been confirmed that the Fund does not expect to incur
                    "interest expenses" during its first year of operation.

2.       COMMENT:   In the Principal Investment Strategies section, please
                    explain the basis for choosing $15 billion as the upper end of the capitalization range for mid-capitalization companies.

         RESPONSE:  The Adviser believes that the definition of small- and mid-
                    cap companies in the prospectus is reasonable and properly disclosed. The Adviser notes that the largest company by market capitalization included in the Russell Midcap Index as of January 31, 2011 was $21.2 billion and as of February 28, 2011 was $66.3 billion.(1) In addition, the Adviser notes that several "mid-cap" mutual funds have similar or greater capitalizations as the upper end of the range for defining mid-capitalization companies.(2)

3.       COMMENT:   Please confirm if investments in securities of emerging
                    market companies is a principal investment strategy of the Fund. If so, please include appropriate disclosure in the Principal Investment Strategies and Principal Risks of
                    Investing in the Fund sections.

         RESPONSE:  The Adviser has confirmed that the Fund will not invest in emerging market companies as part of its principal investment strategy.

4.       COMMENT:   Please confirm the types of REITs in which the Fund may
                    invest (Equity, Mortgage and/or Hybrid) and expand the disclosure in the Principal Risks of Investing in the Fund section accordingly.

         RESPONSE:  The Adviser has confirmed that the Fund may invest in
                    Equity, Mortgage and Hybrid REITs. As a result, the REIT Risk disclosure has been replaced with the following:

                    REIT Risk - REITs are pooled investment vehicles that own, and usually operate, income-producing real estate. REITs can generally be classified as Equity REITs, Mortgage REITs and Hybrid REITs. Equity REITs, which invest the majority of their assets directly in real property, derive

--------------

(1)      SEE HTTP://WWW.RUSSELL.COM/INDEXES/PDF/FACT_SHEETS/US/MIDCAP.PDF

(2) SEE, E.G., Post-Effective Amendment No. 68 to the Registration Statement on Form N-1A of BB&T Funds, which was filed with the SEC pursuant to Rule 485(b) under the 1933 Act on February 1, 2011 (defining mid capitalization companies for the Sterling Capital Mid Value Fund as companies with market capitalizations between $500 million and $22 billion at the time of purchase); Post-Effective Amendment No. 92 to the Registration Statement on Form N-1A of Harbor Funds, which was filed with the SEC pursuant to Rule 485(b) under the 1933 Act on February 25, 2011 (defining mid capitalization companies for the Harbor Mid Cap Growth Fund as companies with market capitalizations that fall within the range of the Russell Midcap(R) Growth Index, provided that if the upper end of the capitalization range of that Index falls below $15 billion, will continue to define those companies with market capitalizations between the upper end of the range of the Index and $15 billion as mid cap companies); Summary Prospectus Supplement of J.P. Morgan Fleming Mutual Fund Group, Inc. (defining mid capitalization companies for the JPMorgan Mid Cap Value Fund as companies with market capitalizations between $1 billion to $20 billion at the time of purchase).



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Dominic Minore, Esq.
June 10, 2011
Page 3


                    their income primarily from rents. Equity REITs can also realize capital gains by selling properties that have appreciated in value. Mortgage REITs, which invest the majority of their assets in real estate mortgages, derive their income primarily from interest payments. Hybrid REITs combine the characteristics of both Equity REITs and Mortgage REITs. REITs are susceptible to the risks associated with direct ownership of real estate or mortgages, such as the following: declines in property values; increases in property taxes, operating expenses, rising interest rates or competition overbuilding; zoning changes; prepayment of mortgages during periods of declining interest rates; inability of mortgagors/tenants to make loan/rent payments; and losses from casualty or condemnation. REITs typically incur fees that are separate from those of the Fund. Accordingly, the Fund's investments in REITs will result in the layering of expenses such that shareholders will indirectly bear a proportionate share of the REITs' operating expenses, in addition to paying Fund expenses.

5.       COMMENT:   In the More Information about Risk section, please note if each risk listed is a "principal" or "non-principal" risk.

         RESPONSE:  As such disclosure is not required, the requested change has not been made.

6.       COMMENT:   Please include disclosure pursuant to Item 9 of Form N-1A
                    in the prospectus.

         RESPONSE:  General Instruction 3(a) to Form N-1A states that
                    "[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus." In the Fund's prospectus, information related to the Fund's principal investment strategies and risks has been included in response to Items 4(a) and 4(b) of Form N-1A, and therefore, consistent with Form N-1A instructions, the information has not been repeated in response to Item 9.

7.       COMMENT:   Please clarify the "Buying or Selling Shares Through a
                    Financial Intermediary" section to (i) distinguish between financial intermediaries who are authorized institutions and financial intermediaries who are not; and (ii) describe the implications of dealing with non-authorized institutions.

         RESPONSE:  The disclosure in the "Buying or Selling Shares Through a
                    Financial Intermediary" section has been replaced with the following:

                    In addition to being able to buy and sell Fund shares directly from the Fund through its transfer agent, you may also buy or sell shares of the Fund through accounts with financial intermediaries such as brokers and other institutions that are authorized to place trades in Fund shares for their customers. When you purchase or sell Fund shares through a financial intermediary (rather than directly from the Fund), you may have to transmit your purchase and sale requests to the financial intermediary at


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Dominic Minore, Esq.
June 10, 2011
Page 4


                    an earlier time for your transaction to become effective that day. This allows the financial intermediary time to process your requests and transmit them to the Fund prior to the time the Fund calculates its NAV that day. Your financial intermediary is responsible for transmitting all purchase and redemption requests, investment information, documentation and money to the Fund on time. If your financial intermediary fails to do so, it may be responsible for any resulting fees or losses. Unless your financial intermediary is an authorized institution (defined below), orders transmitted by the financial intermediary and received by the Fund after the time NAV is calculated for a particular day will receive the following day's NAV.

                    Certain financial intermediaries, including certain broker-dealers and shareholder organizations, are authorized to act as agent on behalf of the Fund with respect to the receipt of purchase and redemption requests for Fund shares ("authorized institutions"). These requests are executed at the NAV next determined after the authorized institution receives the request if transmitted to the Fund's transfer agent in accordance with the Fund's procedures and applicable law. To determine whether your financial intermediary is an authorized institution such that it may act as agent on behalf of the Fund with respect to purchase and redemption requests for Fund shares, you should contact them directly.

                    If you deal directly with a financial intermediary, you will have to follow their procedures for transacting with the Fund. Your financial intermediary may charge a fee for your purchase and/or redemption transactions. For more information about how to purchase or sell Fund shares through a financial intermediary, you should contact your authorized institution directly.

SAI

1.       COMMENT:   In the section "Repurchase Agreements" in the SAI, please
                    indicate the maximum percentage, if any, of the Fund's assets which may be invested in repurchase agreements that mature within seven days.

         RESPONSE:  The requested change has not been made.  The Fund does not presently intend to invest in repurchase agreements.

2.       COMMENT:   Please confirm if the Fund will invest in reverse repurchase agreements or engage in securities lending. If so, please add appropriate disclosure.

         RESPONSE:  The Adviser has confirmed that the Fund will not invest in reverse repurchase agreements or engage in securities lending.

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Dominic Minore, Esq.
June 10, 2011
Page 5


3.       COMMENT:   Per Instruction 4 to Item 9(b)(1) of the Form N-1A, please change the phrase "total assets" to "net assets" in the Fund's non-fundamental concentration policy and the description of concentration that follows the non-fundamental policies.

         RESPONSE:  The requested change has been made.

4.       COMMENT:   With respect to the Fund's non-fundamental concentration
                    policy, please explain supplementally how industries other than utility companies and financial services companies are classified.

         RESPONSE:  The Adviser uses the North American Industry Classification
                    System (NAICS) to define industries other than utility companies and financial services companies.


                                 ***************

The Registrant acknowledges the Commission press release, dated June 24, 2004 ("Press Release"), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Registrant, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Registrant further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

Please do not hesitate to contact the undersigned at 202.739.5676 if you have any questions concerning the foregoing.

                                                      Sincerely,

                                                      /s/ Beau Yanoshik

                                                      Beau Yanoshik


cc:      Christopher D. Menconi, Esq.
         Dianne M. Sulzbach, Esq.